PETSEC ENERGY LTD
ACN 000 602 700
December 15, 2006
Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Petsec Energy Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed May 22, 2006
File No. 1-4101
Dear Mr. Hiller:
We respectfully submit this response addressing comments received by your letter dated November 9, 2006 regarding the above-referenced filing. Set forth below are your numbered comments followed by our responses.
Risk Factors, page 8
1.	We have reviewed your response to comment one from our letter dated September 14, 2006. We believe that if you are dependent on facilities and pipelines owned and operated by others this is a material risk you should disclose. The operation of these facilities is entirely controlled by the owners and their interest may not be the same as yours in the future. Please revise your filing to include this risk factor and how it may affect your future operations.
On page 10 of our Form 20-F/A for the fiscal year ended December 31, 2005, we have included the requested risk factor disclosure under the risk factor titled “We are dependent on facilities that are owned or operated by others”.
Our operations are exposed to the additional risks of hurricanes...page 10
2.	We have read your response to comment three from our letter dated September 14, 2006. Risk factors should be as specific to you as possible. Therefore, we believe that the related effects you describe should be included in the risk factor. Therefore, please expand this risk factor to explain damages done in the past due to weather. To the extent material, disclose the effects weather-related damage has had on oil and gas production, revenues and derivative losses.
On page 11 of our Form 20-F/A for the fiscal year ended December 31, 2005, we have expanded the disclosure of this risk factor to disclose the material effects that weather-related damage had on our oil and gas production, revenues, and derivative losses.
Information on the Company
China, page 14
3.	We have read your responses to comments four and five from our letter dated September 14, 2006. We believe that this information is material and therefore you should revise your document to include it.
We have excluded any references to recoverable reserves from our Form 20-F/A for the fiscal year ended December 31, 2005.
Results of Operations
Hedging Transactions, page 26
4.	We have read your response to comment number nine from our letter dated September 14, 2006. We believe that this information is material and therefore you should revise your document to include it.
On page 26 of our Form 20-F/A for the fiscal year ended December 31, 2005, we have expanded the referenced disclosure to include the percentage of 2005 natural gas sales that were hedged and the estimated percentage of future production that was hedged at December 31, 2005.
Financial Statements
Supplemental Oil and Gas Disclosures, page F-26
Estimated Net Quantities of Oil and Natural Gas Reserves, page F-26
5.	We have read your responses to comments six and eleven from our letter dated September 14, 2006. Please expand your disclosure to fully describe the reasons for the significant year to year changes in your reported reserves. Please see SFAS 69 paragraph 11 for guidance.
In our Form 20-F/A for the fiscal year ended December 31, 2005, we have expanded the Supplemental Oil and Gas Disclosures on page F-26 in the Financial Statements to include a table, which illustrates the yearly changes in reserves during the reporting period and is categorized by our significant properties. The table is annotated with brief descriptions of the extensions, discoveries, and other additions for the referenced properties.
Additionally, on page 16 in the Information About the Company, Oil and Natural Gas Reserves, we added a cross-reference to the information on page F-26.
The Standardized Measure of Discounted future Net Cash Flows, page F-28
6.	We have read your response to comment twelve from our letter dated September 14, 2006. Please revise your document to include the proposed disclosure.
In our Form 20-F/A for the fiscal year ended December 31, 2005, we have expanded the Supplemental Oil and Gas Disclosures on page F-28 in the Financial Statements to separately disclose the future production and development cost that are included in the standardized measure of discounted future net cash flows table.
Other
In our October 13, 2006 response to your previous comment letter dated September 14, 2006, we told you that we intend to make certain other disclosures and modifications in our future filings. We have included those additional disclosures and modifications in our Form 20-F/A for the fiscal year ended December 31, 2005.
Closing Comments
As requested by Commission, we hereby acknowledge the following:
•	Petsec Energy Ltd. (“Petsec”) is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Petsec’s filings; and

•	Petsec may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the items noted above, please contact the undersigned at 337-216-2221.

Very Truly Yours,
/s/ Fiona A. Robertson
Fiona Robertson
Chief Financial Officer